UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Solar Integrated Roofing Corp

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

83417R103

(CUSIP Number)

01/09/2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 83417R103	13G	Page 2 of 5

1	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). RB Capital Partners, Inc 82-1220975
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization California, USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 201,000,000
	6	Shared Voting Power -0-
	7	Sole Dispositive Power 201,000,000
	8	Shared Dispositive Power -0-
9	Aggregate Amount Beneficially Owned by Each Reporting Person 201,000,000
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11	Percent of Class Represented by Amount in Row 9 5.32%
12	Type of Reporting Person (see instructions) CO

CUSIP No. 83417R103	13G	Page 3 of 5

Item 1	(a)	Name of Issuer.
Solar Integrated Roofing Corp., a Nevada Corporation

	(b)	Address of Issuer’s Principal Executive Offices.
2831 St. Rose Parkway Suite 200 Henderson, NV 89052

Item 2	(a)	Name of Person Filing.
RB Capital Partners, Inc.

	(b)	Address of Principal Business Office, or, if none, Residence.
2856 Torrey Pines Rd La Jolla, CA 92037

	(c)	Citizenship or Place of Organization.
California, USA

	(d)	Title of Class of Securities.
Common Stock

	(e)	CUSIP Number.
Inapplicable.

Item 3	If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

CUSIP No. 83417R103	13G	Page 4 of 5

Item 4	Ownership.

(a) Amount beneficially owned: 201,000,000

(b) Percent of class: 5.32%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 201,000,000

(ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of: 201,000,000

(iv) Shared power to dispose or to direct the disposition of:

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 83417R103	13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 19, 2024

/s/ Brett Rosen
Signature

Brett Rosen, CEO
Name/Title